UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 3, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On July 16, 2009, Infineon Technologies AG (the “Company”) filed a Registration Statement on Form F-3 (“F-3 Registration Statement”) in connection with a rights offering of up to 337,000,000 ordinary shares, including ordinary shares represented by American depositary shares.
The Company is filing a press release announcing the preliminary results of the rights offering on this Report on Form 6-K, which is hereby incorporated by reference into, and forms a part of, the F-3 Registration Statement.

News Release/Presseinformation
Preliminary percentage of subscription rights exercised in Infineon’s capital increase is 96.7 percent
Neubiberg, Germany — August 3, 2009 — Infineon Technologies AG reports the preliminary percentage of subscription rights exercised in the announced capital increase. With this figure currently standing at 96.7 percent, presumably at least 322 million shares will be issued to holders of subscription rights at a subscription price of Euro 2.15 per share. The gross proceeds from the capital increase will presumably amount to at least Euro 692 million.
The remaining shares, up to approximately 15 million (less any additional shareholders’ subscription declarations received in the course of the day), can be subscribed by a fund managed by Apollo Global Management LLC. This corresponds to approximately 1.4 percent of Infineon’s increased share capital totaling Euro 2.173 billion, assuming the capital increase is fully placed. Infineon expects the decision of the Apollo-managed fund no later than during the afternoon tomorrow.
Infineon expects trading in the shares issued through the exercise of subscription rights to begin on the Frankfurt Stock Exchange on Friday, August 7, 2009.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).

Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
DISCLAIMER
Infineon Technologies AG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read that registration statement (including the prospectus) for more complete information about Infineon and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on Infineon’s website at www.infineon.com by clicking “Investor”. Alternatively, Infineon will arrange to send you the prospectus if you request it by calling +49-89-234-26655 or emailing investor.relations@infineon.com. In Germany, this publication constitutes neither a prospectus, nor an offer to sell nor a solicitation of an offer to buy securities of Infineon, and it is not a substitute for the prospectus. The offer of shares of Infineon in Germany is being made solely by means of, and on the basis of, a securities prospectus. An investment decision regarding the publicly offered securities of Infineon in Germany should only be made on the basis of the securities prospectus. A securities prospectus which has been approved by the German Federal Financial Supervisory Authority has been published and is available free of charge on Infineon’s website (www.infineon.com).
For the Finance and Business Press: INFXX200901.028e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 3, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer